

NAIA
2020 Report

Dear investors,

While our team suffered personally due to the pandemic and it was disruptive for everyone, we are thankful that Naia managed to pivot through it. It has been an intense sixteen months with many long nights, and we thank you for your patience in our lack of communication. Our executive team has committed to being more frequent in our communication with you this next year starting this month. Thank you!

We need your help!

Naia can best be supported by sales at Northern California retailers such as Whole Foods Market, where we are selling our new Philz Coffee pint of gelato alongside our other pints of gelato and sorbetto, and our new Bar Gelato and Bar Sorbetto Collections. We're also in other independent retailers like Berkeley Bowl, Mollie Stone's, Oliver's, Piazza's, and Sigona's. Please check Naia out and let us know what you think!

Sincerely,

Chris Tan

CEO and Co-Founder

Trevor Morris

VP Operations and Co-founder

Our Mission

We are here to leverage the success we have had with our products in Northern California and grow our company to a national level and beyond. Given the success of our flavors there's no reason why Naia's products should not be in every major retailer.

See our full profile



How did we do this year?

Report Card



A-

The Good

- Continued to pivot with the pandemic, take opportunity/aid where possible , and roll with operational/supply chain setbacks.
- Discovered a fantastic frozen warehousing partner that delivers great service and quality for our distribution team.
- Completed the manufacturing project on budget and have increased the capacity and efficiency of our creamery.

The Bad

- COVID-19 - starting with a human cost that affected several of our team members personally with death and hospitalization.
- COVID-19 & Wild Fires - while the manufacturing project was on budget, it was greatly delayed adding to our overhead until open.
- Our previous frozen warehousing partner suddenly kicked us out in the middle of the pandemic.

2020 At a Glance

January 1 to December 31



$$$$

$2,291,403 +25%
Revenue



-$381,488
Net Loss



IOU!

$940,357 +5%
Short Term Debt



$869,200
Raised in 2020



$29,003
Cash on Hand

INCOME | BALANCE | NARRATIVE

Revenues
Profit
$1,840,164
$-708,971
$2,291,403
$-381,488
2019
2020



Net Margin: -17% **Gross Margin:** 50% **Return on Assets:** -15% **Earnings per Share:** -$337.90

Revenue per Employee: $109,114 **Cash to Assets:** 1% **Revenue to Receivables:** 3,638% **Debt Ratio:** 172%

Prepared_Statements-_Naia__Inc..pdf

Naia_Finanical_Statements__2019_.pdf

We ❤ Our 294 Investors

Thank You For Believing In Us

Leandro Margulis
Andrew Coppola
Brylan Tan
Jonathan Herrera
Tom Lix
Carmon Reynolds
Franz Villa
Chase Bank
Tracey Raditz
Justine Sylvia Heritage
Ali Price
Christine Su
Leigh Honeywell
Bryan Fisher
Robert Brandon Sokol
Kim Kuharic
Jasmine Baik
Zaheer A Zaidi
Shawn Carbonell
Ed Rivera
Evan J SEGAL
Michael McLaughlin
Nico Tuason
Patchara Charoensiri
California Bank & Trust
Ray Dethloff
Stefanie Lu Vetta Marshall
Senthil Subramanian
Josie Wismar
Reese Edwards
Kyle Thompson
Brandon Hellenbrand
Daniel Wong
Morris Gelman
Edgar Lambert
David Benjamin
Raymond Wu
Carlos J Abad
Sandy Chen
Lyle Notice
Mariese Heitkamp
TMC Development Corp
Jereme Barba Tonsorial O...
Trasey Green
Baron Huntington
Sally Jia
Paul Walker
Alberto BarJim
Carolyn Pounds
Jonny Sefik
Ryan Daley
David D. Sproul, Sr.
Jason Cheng
Henrique De Castro Lacer...
Matthew Stroia
Kelsey Moreira
Chun Hui Yang
Kris Finnestad
OBDC Small Business Fin...
Aziz Punjani
Toby Vanderbeek
Massamba Sarr
Cutter Jacobson
Betsy Beros
Jimmie Peter Richardson
Helena Li
Yew Hai Derrick Ong
Timothy J Reiterman
Brian Manley
Charles Winson
Jacqueline Hoang
Clifford Abraham
Hillary Bush
Delanta Harrison
Joellen Lin
Wells Fargo Bank, NA
Prabhu Balasubramanian
Brooke Livingston Bedell
Suresh Goel
Andrew Bushnell
Bryan Locascio
David Tessler
Kristin Hull
Reno Wilson
David Vrba
Arno Hesse
Lisa Q. Fetterman
Pate McKissack
Stephen Mathai
Etienne Maugain
Maria Lasam
Emmie Tran
Richard Bing-Wo
Jordan Johnson
Eric Brook
Johnfifteenthirteen Aune
Harvindar Singh
Sheldon Shi
Halton Lin
Terry McKnight
John Danesi
Marek Vrba
Mk Anderson
Theodore Cerri
John Price
Brad Hines
David Fox
Craig J. Vom Lehn
Mortgage Capital Develo...
Janet Dedmon
Thomas Lo
Jemerson Diaz
Mary Lemmer
Michael Recchiuti
Michael Petrov
Nona Lim
Rashad Jamar Turner
Rainer Filthaut
Roshan Joshi

Clyde Martin	David Williams	Kyle Drake	John Mark Quinn	Mohammed S Rais	Joe Newman	Jean Alonso
Sarah Gleave	Nick Tan	Kenneth Campbell	Gloria Su	Randal Reinhardt	Yuhang Qin	Xiulan Li
Zhanyou Qin	Daniel Clay	Calvin Au	Susan Lee	Dennis Morier	Rahul Vemulapally	Florence Weber-Javers
Karen Ferguson	Will Low	Bala Marar	Meenakshi Sundara Santh...	Russell Schwartz	Christopher Pelzel	Jonathan Zingman
Carlos And Davina Gazulla	David Paranchych	Peter H Lee	Keith Arnold	Tony Weber	John Smee	George Alan Ledingham
David Stockwell	Dr R R Rajamohan Medica...	Stephen Head	Dave Whitaker	Doug Scott	Mike Joyce	Jerry Lee Culliton
Martin Kulas	Mike Michielin	Marius Pop	Bo Gleave-Tan	Sai Gleave-Tan	David Cargill	Kenneth Fajotina
Ehren Van Melle	Joe Brooker	Peter Chan	Travis Stone	Trevor Pomedli	Allyson Benas	Charles Lo
Ryan Jones	Melvin Kestner	Mitchell Trott	Brenda Lau	Barry Saxifrage	Faisal Almutlaq	Kevin Kee
Sean McLean	Charles Eck	Bruce D Armstrong, DVM	Rick James	Jane Metcalfe	Michelle Tseng	Art Wong
Phil Dutton	Sandra Ohran	Samiran P. Lakshman	Monica Gaw	Natalie Tan	Euwan Tan	Gregory Wei
Russell Mains	Michael Bush	Lance Winters	Jesse Porter	Jonah Matteo Nagelberg	Richard Campbell	Nathan Wendel
Cynthia Yarnold	Minh Tsai	Rad Zdero	Diane Wilder	Kwan Sang Fung	Carmen N Alexander	Nick Moudakis
Frank Golbeck	John Carlo Macasil	Kai Kin Yam	Michael Stanley Deutscher	Adarsh Viswanathan	Xiaodai Dong	Christine Pepin
Edwin AQUINO	Reza Tanha	Qingci Cai	Leah Young	Merril Gilbert	Leon Dusoe	Carlyle W. Carroll
Troy Woloshyn	Richard Dobie	Tiffany Michaluk	Ariel Bobbett	Cenobio Hernandez	Frederick Lee	Steve Gunasingh
Julie Mazman	Elizabeth Margaret Price	Craig Lukie	Vera Ziegler	Andrzej Olszowka	H. Wyatt Hanna, III	Kyamran Aliyev
Jonathan Swetzoff	Tony Deblauwe	Jason Gerlach	Esteban Aristizabal	David Lowe-Rogstad	Thampy Kurian	Mark Benz
Apryl Gibson	Serene Ong	Midhat Qidwai	Carmen Cook	Ashley Cook	Julie Ann Guerrero	Zayed Almansoori
Agnieszka Gugala	Robert Walker	Jeremy Benson	Jane Stuart	Wendy Brace	Jesse M Micander	Michael DEGALA
Adam Fishback	Bradford Chan	Rob Burke	Shane Larkin	Kwame Rivera	Saurabh Jalori	Earendil Engelmann
Etienne Jacques	Robert Brewer	Jim Von Eiff	Michael Hannigan	Marissa Nanowsky	Antony T Curtis	Steve Gee
James William Stitt	Kent Ho	Bill Frainier	Paul Hendry	Henry Hieslmair	Heidi Buhrman	Darryl Rodgers
Terrilyn Woodfin	Catrina Sun-Tan	Geoffrey Card	Blair Abee	Tyler Heiback	C Quinn	Gregory S Lewis
Don Henry Robinson	Dr Juanita	Valerie Tan	Irwin KE	Jonny Price	Jiwon Moon	Jonathan Wallace

Thank You!

From the Naia Team



Chris Tan
CEO and Co-Founder



Trevor Morris
VP Operations and Co-founder



Craig Nisbet
Sales Manager
25+ years in distribution and sales management at Loacker's cookies and other ice cream companies.



Ray Williams
Distribution Manager
20+ years in distribution and ops management at Coca-Cola, Foster Farms Dairy, and Markstein Sales.



Danny Rynning
Catering Manager
13+ years with Naia at nearly every position in the company.



Elsa Vasquez
Accounting Manager
25+ years of experience with startup and enterprise accounting.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Chris Tan	CEO @ Naia, Inc.	2013
Bobby Lee	Anesthesiologist @ St Paul Hospital	2013
Rick Reynolds	Contractor @ Retired	2013

Officers

OFFICER	TITLE	JOINED
Trevor Morris	Vice-President Operations	2013
Chris Tan	President CEO	2013
Bobby Lee	CFO	2013
Rick Reynolds	Secretary	2013

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Chris Tan	1,880,000 Common Stock	55.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
04/2004	$35,000		Other
01/2005	$259,000		Other
10/2013	$357,140		Other

12/2013	$150,000		Other	
01/2015	$250,000		Other	
12/2015	$70,000	Common Stock	Section 4(a)(2)	
02/2016	$100,000	Common Stock	Section 4(a)(2)	
03/2016	$50,000		Other	
03/2016	$48,400		Other	
06/2016	$7,451		Other	
09/2016	$64,128		Other	
12/2016	$20,864		Other	
01/2017	$57,500	Common Stock	Section 4(a)(2)	
02/2017	$30,000	Common Stock	Section 4(a)(2)	
03/2017	$45,000	Common Stock	Section 4(a)(2)	
01/2018	$25,000	Common Stock	Section 4(a)(2)	
03/2018	$25,000	Common Stock	Section 4(a)(2)	
09/2018	$627,205		4(a)(6)	
09/2018	$1,898,000		Other	
01/2020	$25,000		Other	
01/2020	$97,000		Other	
04/2020	$500,000		Other	
04/2020	$197,200		Other	
07/2020	$50,000		Other	
01/2021	$196,812		Other	
	$275,000		Section 4(a)(2)	

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CL
VCC-Hercules, LLC ⍰	04/26/2004	$35,000	$526 ⍰	7.0%	05/26/2024	Ye
Mortgage Capital Development Corporation ⍰	01/12/2005	$259,000	⍰	4.92%	01/01/2025	Ye
California Bank & Trust ⍰	10/31/2013	$357,140	⍰	%	01/01/2025	Ye
OBDC Small Business Finance ⍰	12/13/2013	$150,000	⍰	7.25%	12/13/2023	Ye
Pittsburg Frozen LLC ⍰	01/26/2015	$250,000	$229,701 ⍰	6.25%	01/26/2022	Ye
TMC Development Corp ⍰	03/01/2016	$50,000	$29,942 ⍰	8.0%	01/01/2021	Ye
S.A. Lone Star Truck & Equipment Inc. ⍰	03/05/2016	$48,400	$28,697 ⍰	7.0%	05/05/2021	Ye
Var Technology Finance ⍰	06/14/2016	$7,451	$3,244 ⍰	7.1%	06/14/2019	Ye
Hitachi Capital America Corp. ⍰	09/24/2016	$64,128	$43,060 ⍰	6.7%	08/01/2021	Ye
Advantage Funding ⍰	12/13/2016	$20,864	$16,754 ⍰	12.6%	12/31/2021	Ye
First Bank ⍰	09/20/2018	$1,898,000	$1,898,000 ⍰	7.25%	05/20/2043	Ye
Earnest ⍰	01/01/2020	$25,000	$18,057 ⍰	10.63%	12/31/2024	Ye
SoFi ⍰	01/01/2020	$97,000	$77,707 ⍰	10.1%	12/31/2024	Ye
SBA ⍰	04/01/2020	$500,000	$500,000 ⍰	3.75%	04/01/2050	Ye
SBA PPP1 - First Bank ⍰	04/08/2020	$197,200	$0 ⍰	2.0%	04/08/2023	
Inner City Advisors (ICA) ⍰	07/15/2020	$50,000	$50,000 ⍰	0.0%	08/01/2024	Ye
SBA PPP2 - Amalgamated Bank ⍰	01/21/2021	$196,812	$196,812 ⍰	1.0%	01/31/2023	Ye
⍰		$275,000	⍰	5.0%	03/10/2018	

Related Party Transactions

Name	Richard Reynolds
Amount Invested	$11,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Officer

Name	Pittsburg Frozen LLC
Amount Invested	$250,000
Transaction type	Loan
Issued	01/26/2015
Outstanding principal plus interest	$229,700 as of 06/2018
Interest	6.25 per annum
Maturity	01/26/2022
Outstanding	Yes
Current with payments	Yes
Relationship	Managed by wife of Director Christopher Tan

Name	Leonard Tan
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/20/2018
Relationship	Father of Director, Christopher Tan

Name	ANFB Holdings
Amount Invested	$121,000
Transaction type	Priced Round

Transaction type	Priced Round
Issued	03/01/2017
Relationship	Share management with Director (Bobby Lee)

Name	ANFB Holdings, Inc.
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/01/2018
Relationship	Share management with Director, Bobby Lee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Safe	1,070,000	626,205	No
Preferred Series A	4,000,000	500,000	Yes
Common Stock	20,000,000	3,312,777	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	11,111
Options:	57,500

Risks

The operations of the Company are reliant on production equipment, which can be costly to maintain and replace. Unpredicted equipment failure could lead to increased operating costs and a delay in production. Increased costs and delays in production could damage the Company from both a financial and reputation perspective.

The Company has key distribution relationships with several retailers, including Whole Foods, Safeway, and Mollie Stone's. Any interruption in these relationships could have material negative impact on our ability to sell our product, as well as generate revenue for our business. The Company has key distribution relationships with several suppliers, including Clover Farms. Any interruption in these relationships could have material negative impact on our ability to sell product, as well as generate revenue for our business.

The Company faces competition with respect to our key products that we seek to develop or commercialize in the future. Many of our competitors have significantly greater financial, development and human resources and superior expertise in our industry. These competitors may also in the future compete with us in recruiting and retaining qualified personnel and acquiring talent. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will generate meaningful additional revenues.

The Company is using the majority of the proceeds from this offering to secure a loan with the SBA. Should the company not be able to secure the SBA loan, it's growth and revenues may be impacted.

The Company has significant outstanding debts with multiple lenders, which could put the Company in a financially unstable condition. Furthermore, the Company is not prohibited from taking on further debts, which may impact it's ability to grow and generate revues moving forward.

Forward-looking statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to:

. use of unaudited financial statements; . reliance on projections that may not be realized; . restrictions in the transferability of shares; . continued control of Naia by management and dependence on their operation of Naia; . potentially not raising sufficient capital now or in the future; . incurring losses; . dependence on certain employees; . uncertainty as to the availability and terms of future financing; . a loss or reduction of one or more key customers could adversely impact sales; . Naia's dependency on distributors; . Naia's dependency on suppliers; . Naia's dependency on retailers; . Naia's being subject to extensive regulation by governmental authorities; . product distribution and product sales; . detrimental general economic conditions; . competition; . instability of costs; . ability of suppliers; and . dilution through future issuance of equity.

The Company is very dependent on its founding team. If anything catastrophic were to happen to them, the future of the company may be compromised. Two of the officers in the company (Bobby Lee and Rick Reynolds) are part-time officers, which could hurt business operations more than if they were dedicated to the Company full time.

Naia may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, Naia may never undergo a liquidity event such as a sale of Naia or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to Naia's assets or profits and have no voting rights or ability to direct Naia or its actions.

Unless specifically required by law, the company does not assume any obligation to update or revise these forward-looking statements to reflect new events or circumstances.

These factors should be carefully considered and undue reliance should not be placed on forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, the company cannot ensure that actual results will not be materially different than those expressed or implied by these forward-looking statements.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties. Such risks include but are not limited to: the impact of general economic conditions, market volatility, fluctuation in costs, and changes to the competitive environment.

The materials in this offering contain forward looking statements, which can be identified by the use of forward-looking terminology, such as but not limited to "may", "intend", "will", "anticipate", "estimate", "seek", or "continue" or the negative thereof or other variations thereon or comparable terminology. In particular, any statements, expressed or implied, concerning trends, future operating results, growth, performance, business prospects and opportunities or the ability to generate revenues, income or cash flow are forward-looking statements. These statements reflect management's current beliefs, including beliefs as to future financial and operating results, and they are based on information currently available to management.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted. Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Naia, Inc.
- California Corporation
- Organized January 2013
- 21 employees

736 Alfred Nobel Drive
Hercules CA 94547

http://gelaterianaia.com

Business Description

Refer to the Naia profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Naia is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.